TALLAHASSEE OFFICE ______ 2457 Care Drive Tallahassee, Florida 32308 (850) 878-2411 Telephone (850) 878-1230 Facsimile e-mail: tall@idhlaw.com	REPLY TO: TAMPA OFFICE	TAMPA OFFICE ______ 500 North Westshore Blvd, Suite 1010 Tampa, Florida 33609 (813) 289-1020 Telephone (813) 289-1070 Facsimile e-mail: tampa@idhlaw.com

November 7, 2006

United States Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549 Attn: Nancy Maloney	VIA EDGAR

RE:	First Community Bank Corporation of America
Form 10-K for Fiscal Year ended December 31, 2005
Form 10-Q for Quarter ended March 31, 2006
File No. 000-50357

Ladies and Gentlemen:

We are in receipt of the comments of the Securities and Exchange Commission (the “Commission”) to the above-mentioned filings of First Community Bank Corporation of America (the “Company”) by letter dated June 12, 2006, to John A. Stewart, Jr. and, on behalf of the Company, have set forth below our responses.

The Company amended its Form 10-K for the year ended December 31, 2005 to replace references to “issuer” with “registrant” in its officers’ certificates on June 15, 2006.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding instituted by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned with any questions or further comments.

Very truly yours,

/s/ James J. Quinlan
James J. Quinlan